

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

Via Email
Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

     **Re:**    **Petróleo Brasileiro S.A. - Petrobras**
              **Form 20-F for Fiscal Year Ended December 31, 2012**
              **Filed April 29, 2013**
              **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Presentation of Financial and Other Information, page 9

1.      We note that you have presented audited financial statements for Petrobras International Finance Company ("PifCo") in your prior year filings on Form 20-F. Please explain the basis for the statement in your Form 20-F for the fiscal year ended December 31, 2012 that "PifCo no longer has an obligation to file reports with the SEC."

Form 6-K furnished July 11, 2013

2.      We note your disclosure stating that that you recently "began applying the practice known as Hedge Accounting" to your exports. Your disclosure goes on to state that this practice is regulated in Brazil by means of accounting pronouncement CPC38 – Financial

Instruments: Recognition and Measurement.  Please provide us with additional information explaining this change in the application of "Hedge Accounting."  Your response should tell us about the impact to your financial statements prepared in accordance with International Financial Reporting Standards and should include specific reference to the relevant authoritative guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at 202-551-3864 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief